                               File No. 001-13252

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            -------------------------


                                    FORM 11-K

                                   (Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT
                             OF 1934 (FEE REQUIRED)

                     For the plan year ended March 31, 2001

                                       OR

[ ]     TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE
                          ACT OF 1934 (NO FEE REQUIRED)

                 For the transition period from ______ to ______

A.      Full title of the plan and address of the plan, if different from that of the issuer named below:

               McKesson Corporation Profit-Sharing Investment Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              McKesson Corporation
                                 McKesson Plaza
                                 One Post Street
                             San Francisco, CA 94104
                                 (415) 983-8300

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

FINANCIAL STATEMENTS, SUPPLEMENTAL SCHEDULES AND EXHIBIT

TABLE OF CONTENTS
--------------------------------------------------------------------------------


                                                                                             PAGE
INDEPENDENT AUDITORS' REPORT                                                                   1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED MARCH 31, 2001 AND 2000:

  Statements of Net Assets Available for Benefits                                              2

  Statements of Changes in Net Assets Available for Benefits                                   3

  Notes to Financial Statements                                                              4-14

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR
  ENDED MARCH 31, 2001:

  Schedule of Assets Held for Investment Purposes                                             15

  Schedule of Reportable Transactions                                                         16

  Schedule of Nonexempt Transactions                                                          17

EXHIBIT:

  23.1     Independent Auditors' Consent

INDEPENDENT AUDITORS' REPORT


McKesson Corporation Profit-Sharing Investment Plan:

We have audited the accompanying statements of net assets available for benefits of the McKesson Corporation Profit-Sharing Investment Plan (the "Plan"), formerly the McKesson HBOC, Inc. Profit-Sharing Investment Plan, as of March 31, 2001 and 2000, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of March 31, 2001 and 2000, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP
September 26, 2001

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF MARCH 31, 2001 AND 2000 (IN 000'S)
--------------------------------------------------------------------------------

                                                                   2001
                                                -----------------------------------------
                                               PARTICIPANT   NON-PARTICIPANT
                                                 DIRECTED       DIRECTED
                                                ----------    -------------      PROFIT-
                                                  PLAN'S                         SHARING
                                                 SHARE OF        COMPANY       INVESTMENT
                                                  MASTER          STOCK           PLAN
                                                  TRUST           FUND            TOTAL
                                                ----------    -------------    ----------
ASSETS:
  Cash and cash equivalents                     $             $         408    $      408

  Investments:
    Interest in Master Trust                       648,978                        648,978
    Institutional commingled funds
    Registered investment funds
    McKesson Corporation common stock:
      Allocated stock                                               206,455       206,455
      Unallocated stock                                             227,970       227,970
                                                ----------    -------------    ----------
           Total investments                       648,978          434,425     1,083,403
                                                ----------    -------------    ----------

  Receivables:
    Contributions
    Dividends                                                           999           999
    Interest                                                              7             7
    Interfund balances
    Due from broker for securities sold                               9,226         9,226
                                                ----------    -------------    ----------
           Total receivables                             -           10,232        10,232
                                                ----------    -------------    ----------
           Total assets                            648,978          445,065     1,094,043
                                                ----------    -------------    ----------

LIABILITIES:
  Line of credit - Unallocated                                        8,000         8,000
  ESOP promissory notes payable - Unallocated                        80,998        80,998
  Dividends payable
  Accrued interest expense - Unallocated                              2,910         2,910
                                                ----------    -------------    ----------
           Total liabilities                             -           91,908        91,908
                                                ----------    -------------    ----------

NET ASSETS AVAILABLE FOR BENEFITS               $  648,978    $     353,157    $1,002,135
                                                ==========    =============    ==========


                                                                                         2000
                                               ----------------------------------------------------------------------------
                                                      PARTICIPANT                    NON-PARTICIPANT
                                                        DIRECTED                        DIRECTED
                                               ---------------------------     ------------------------------     PROFIT-
                                                                  PLAN'S                                          SHARING
                                                  HBOC           SHARE OF        COMPANY          COMPANY        INVESTMENT
                                                  FUND            MASTER          STOCK          INVESTMENT        PLAN
                                                  GROUP           TRUST            FUND             FUND           TOTAL
                                               -------------    ----------     -------------    -------------    ----------
ASSETS:
  Cash and cash equivalents                    $                $              $         979    $           1    $      980

  Investments:
    Interest in Master Trust                                       400,636                                          400,636
    Institutional commingled funds                                                                    157,281       157,281
    Registered investment funds                      186,417                                                        186,417
    McKesson Corporation common stock:
      Allocated stock                                 32,553                         230,732                        263,285
      Unallocated stock                                                              152,030                        152,030
    Participant loans                                  3,430                                                          3,430
    Money market                                      11,230                                                         11,230
                                                       2,801                                                          2,801
                                               -------------    ----------     -------------    -------------    ----------
           Total investments                         236,431       400,636           382,762          157,281     1,177,110
                                               -------------    ----------     -------------    -------------    ----------

  Receivables:
    Contributions                                      2,855                                                          2,855
    Dividends                                                                          1,099                          1,099
    Interest                                                                               5                              5
    Interfund balances                                                 995              (469)            (526)            -
    Due from broker for securities sold
                                               -------------    ----------     -------------    -------------    ----------
           Total receivables                           2,855           995               635             (526)        3,959
                                               -------------    ----------     -------------    -------------    ----------
           Total assets                              239,286       401,631           384,376          156,756     1,182,049
                                               -------------    ----------     -------------    -------------    ----------

LIABILITIES:
  Line of credit - Unallocated                                                         8,000                          8,000
  ESOP promissory notes payable - Unallocated                                         91,923                         91,923
  Dividends payable                                                                      420                            420
  Accrued interest expense - Unallocated                                               3,084                          3,084
                                               -------------    ----------     -------------    -------------    ----------
           Total liabilities                               -             -           103,427                -       103,427
                                               -------------    ----------     -------------    -------------    ----------
NET ASSETS AVAILABLE FOR BENEFITS              $     239,286    $  401,631     $     280,949    $     156,756    $1,078,622
                                               =============    ==========     =============    =============    ==========



See notes to financial statements.

McKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED MARCH 31, 2001 AND 2000 (in 000's)
--------------------------------------------------------------------------------

                                                                                 2001
                                              --------------------------------------------------------------------------
                                                      PARTICIPANT                  NON-PARTICIPANT
                                                       DIRECTED                       DIRECTED
                                              ---------------------------     --------------------------       PROFIT-
                                                                PLAN'S                                         SHARING
                                                 HBOC          SHARE OF        COMPANY        COMPANY        INVESTMENT
                                                 FUND           MASTER          STOCK        INVESTMENT         PLAN
                                                 GROUP           TRUST           FUND           FUND            TOTAL
                                              -----------     -----------     -----------    -----------     -----------
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments            $       (48)    $   (67,484)    $    91,392    $    (9,665)    $    14,195
    Dividends and interest                         13,628           9,635           4,132                         27,395
                                              -----------     -----------     -----------    -----------     -----------
           Total investment income (loss)          13,580         (57,849)         95,524         (9,665)         41,590
                                              -----------     -----------     -----------    -----------     -----------

  Contributions:
    Participants                                   18,506          37,097                                         55,603
    Employer                                        5,584                          10,021                         15,605
                                              -----------     -----------     -----------    -----------     -----------
           Total additions                         37,670         (20,752)        105,545         (9,665)        112,798
                                              -----------     -----------     -----------    -----------     -----------

DEDUCTIONS:
  Benefits paid to participants                    16,224          74,002          46,579         41,370         178,175
  Interest expense                                                                  7,410                          7,410
  Administrative fees                                 155           3,543               2                          3,700
                                              -----------     -----------     -----------    -----------     -----------
           Total deductions                        16,379          77,545          53,991         41,370         189,285
                                              -----------     -----------     -----------    -----------     -----------

NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS
  BEFORE INTERFUND TRANSFERS                       21,291         (98,297)         51,554        (51,035)        (76,487)

INTERFUND TRANSFERS                              (260,577)        345,644          20,654       (105,721)             --

MERGER OF NET ASSETS AVAILABLE
  FOR BENEFITS:
  HBO & Company Profit Sharing and
    Savings Plan
  RedLine HealthCare Corporation
    Investment Savings Plan
  CookCo, Inc. 401(k) Plan
                                              -----------     -----------     -----------    -----------     -----------


NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS                  (239,286)        247,347          72,208       (156,756)        (76,487)
NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of Year                               239,286         401,631         280,949        156,756       1,078,622
                                              -----------     -----------     -----------    -----------     -----------

  End of Year                                 $        --     $   648,978     $   353,157    $        --     $ 1,002,135
                                              ===========     ===========     ===========    ===========     ===========

                                                                                2000
                                              ---------------------------------------------------------------------------
                                                     PARTICIPANT                   NON-PARTICIPANT
                                                       DIRECTED                         DIRECTED
                                              ---------------------------     ---------------------------      PROFIT-
                                                                 PLAN'S                                        SHARING
                                                 HBOC           SHARE OF       COMPANY         COMPANY        INVESTMENT
                                                 FUND            MASTER         STOCK         INVESTMENT         PLAN
                                                 GROUP           TRUST           FUND            FUND            TOTAL
                                              -----------     -----------     -----------     -----------     -----------
ADDITIONS:
  Investment income:
    Net appreciation (depreciation)
      in fair value of investments            $   (40,209)    $    27,510     $  (864,368)    $    21,108     $  (855,959)
    Dividends and interest                         13,885           9,345           4,644                          27,874
                                              -----------     -----------     -----------     -----------     -----------
           Total investment income (loss)         (26,324)         36,855        (859,724)         21,108        (828,085)
                                              -----------     -----------     -----------     -----------     -----------

  Contributions:
    Participants                                   29,497          34,919              49                          64,465
    Employer                                       10,552                           6,226                          16,778
                                              -----------     -----------     -----------     -----------     -----------
           Total additions                         13,725          71,774        (853,449)         21,108        (746,842)
                                              -----------     -----------     -----------     -----------     -----------

DEDUCTIONS:
  Benefits paid to participants                    27,674          56,056          26,607          16,361         126,698
  Interest expense                                                                  7,850                           7,850
  Administrative fees                                  72           1,792             109                           1,973
                                              -----------     -----------     -----------     -----------     -----------
           Total deductions                        27,746          57,848          34,566          16,361         136,521
                                              -----------     -----------     -----------     -----------     -----------

NET INCREASE (DECREASE) IN NET
  ASSETS  AVAILABLE FOR BENEFITS
  BEFORE INTERFUND TRANSFERS                      (14,021)         13,926        (888,015)          4,747        (883,363)

INTERFUND TRANSFERS                                                (1,159)          2,099            (940)             --

MERGER OF NET ASSETS AVAILABLE
  FOR BENEFITS:
  HBO & Company Profit Sharing and
    Savings Plan                                  253,307                                                         253,307
  RedLine HealthCare Corporation
    Investment Savings Plan                                        26,919                                          26,919
  CookCo, Inc. 401(k) Plan                                             58                                              58
                                              -----------     -----------     -----------     -----------     -----------


NET INCREASE (DECREASE) IN NET
  ASSETS AVAILABLE FOR BENEFITS                   239,286          39,744        (885,916)          3,807        (603,079)
NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of Year                                               361,887       1,166,865         152,949       1,681,701
                                              -----------     -----------     -----------     -----------     -----------

  End of Year                                 $   239,286     $   401,631     $   280,949     $   156,756     $ 1,078,622
                                              ===========     ===========     ===========     ===========     ===========


See notes to financial statements.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------


1.   PLAN DESCRIPTION

          The following brief description of the McKesson Corporation Profit-Sharing Investment Plan, (the "PSIP" or the "Plan"), formerly the McKesson HBOC, Inc. Profit-Sharing Investment Plan, is provided for general information purposes only. Participants should refer to the Plan document for more complete information. The PSIP is a defined contribution plan covering all persons who have two months of service and are regular or part-time employees, or are casual employees working 1,000 hours in a year, of McKesson Corporation, formerly McKesson HBOC, Inc., (the "Company" or "McKesson") or a participating subsidiary, except those covered by a collectively bargained pension plan. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Certain administrative costs incurred by the PSIP are paid by the Company. The Plan is comprised of the following:

     A.   PROFIT-SHARING INVESTMENT PLAN

          MERGER OF HBO & COMPANY PROFIT SHARING AND SAVINGS PLAN - During fiscal year 1999, McKesson Corporation completed the acquisition of the former HBO & Company, now known as McKesson Information Solutions, Inc. ("MIS"), a wholly-owned subsidiary of the Company. Effective April 1, 1999, the net assets available for benefits of the HBO & Company Profit Sharing and Savings Plan (totaling $253,307,000) were merged into the PSIP. MIS participants (MIS employees and certain employees of a former MIS subsidiary) have retained their existing matching percentage which is different from other McKesson employees.

          TRANSFERS FROM OTHER QUALIFIED PLANS - Effective November 1, 1999, and March 1, 2000, the assets available for benefits of the CookCo, Inc. 401(k) Plan (totalling $58,000) and the RedLine HealthCare Corporation Investment Savings Plan (totaling $26,919,000), respectively, were merged into the Plan.

          CONTRIBUTIONS - Participants may elect to make basic contributions ranging from 1%-6% of compensation, 1%-4% for MIS participants. Participants who make basic contributions of 6% (4% for MIS participants) may elect to make supplemental contributions of up to an additional 10% of compensation (12% for MIS participants). A participant's pretax contributions are limited to $10,500 per year for calendar years 2001 and 2000. Total contributions are limited to the lesser of $30,000 or 25% of taxable compensation per fiscal year. Additional limits may apply to individuals classified as highly compensated employees.

          Effective the last day of each month throughout the fiscal year, participants are credited with matching Company contributions, in the form of Company common stock, based on a percentage of their basic contributions. An additional annual matching contribution may be granted at the discretion of the Company. For the fiscal year 2001, the matching percentage was 70% of contributed amounts up to the first 6% of contributions for all eligible employees of the McKesson

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------


          divisions and subsidiaries, except MIS. MIS employees received 105% of contributed amounts up to the first 4% of contributions for eligible employees.

          In fiscal 2000, the total matching percentage for eligible McKesson employees was 50% of contributed amounts, up to 6% contributed. For MIS participants, the Company matched 75% of contributed amounts up to the first 4% contributed.

          PARTICIPANT ACCOUNTS - Each participant's account is credited with the participant's contribution and an allocation of the Company's contribution and Plan earnings. Allocations are based on participant earnings, or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

          VESTING - Participant contributions and earnings thereon are 100% vested at all times. PSIP employer matching contributions vest 20% annually. A participant is 100% vested after five years of accredited service.

          INVESTMENT OPTIONS - Upon enrollment in the PSIP, a participant may direct their contributions in 1% increments to any of the investments offered to the participant's specific employee group within the Plan. Effective January 1, 2001, the asset manager was changed to Fidelity Trust and investment options expanded to include a mutual fund window and a brokerage window. The following are descriptions from each fund's prospectus or fund manager's report:

              CERTUS STABLE VALUE FUND invests in low-risk, high-quality fixed-income investments issued by credit-worthy life insurance companies and financial institutions. This is a separately managed account, not a mutual fund.

              DODGE & COX LARGE CAP VALUE FUND invests in the common stock of well-established companies when the fund managers believe the long-term earnings prospects are not reflected in the current price.

              FIDELITY MAGELLAN FUND represents shares invested in common stocks and other securities and investments.

              PUTNAM INTERNATIONAL GROWTH FUND Y invests primarily in a diversified portfolio of equity securities of companies located outside of the U.S.

              PUTNAM INVESTORS FUND Y invests primarily in common stocks.

              STATE STREET BALANCED FUND is a custom mix of comingled pools that invests 60% in State Street Global Advisors S&P 500 Index Fund and 40% in State Street Global Advisors Bond Market Index Fund. This fund strives to match the total rate of return of the Lehman Brothers Aggregate Bond Index.

              STATE STREET BOND INDEX FUND is a comingled pool that seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------


              STATE STREET S&P 500 INDEX FUND is a comingled pool that invests in stocks in the benchmark S&P 500 Index.

              WELLINGTON SMALL CAP FUND represents shares of a registered investment company that invests in stocks within the market capitalization range of the Russell 2000 Index.

              MCKESSON CORPORATION STOCK FUND represents shares invested in Company stock.

              MUTUAL FUND WINDOW provides access to approximately 170 mutual fund options from more than 20 investment companies.

              BROKERAGE WINDOW provides access to a discount brokerage account which allows participants to develop a self-directed brokerage option. Commissions and account fees are charged to the participant's account as well as standard plan-related fees.

          LOANS - Participants may apply for a loan from the Plan. The total amount owed to the Plan by an individual participant cannot exceed the lowest of 50% of such participant's vested account balances, $50,000 or the value of the participant's accounts attributable to basic, supplemental and rollover contributions. The loans bear interest at the then current prime rate of interest plus 1%. Contractual interest rates ranged from 6.50% to 11% in 2001 and from 8.75% to 11% in 2000. Loans may be repaid over a period not to exceed 5 years, except for residential loans which must not exceed a term of 10 years.

          PAYMENT OF BENEFITS - Participants have the right to withdraw the value of their vested accounts from the PSIP at the time of retirement, death, disability or termination of employment. In general, benefit payments are made in a cash lump sum. Employees may remain participants in the Participant Directed Funds by electing to receive installment payments or deferring withdrawal until a later date. Effective October 1, 1999, all dividends earned on Company stock are paid directly to the participants.

     B.   EMPLOYEE STOCK OWNERSHIP PLANS

          GENERAL - The Company Stock Fund consists of a leveraged Employee Stock Ownership Plan ("ESOP"). In fiscal 2001 and 2000, shares from ESOP I, II and III were used to fund all employer's allocations for the year.

             ESOP I - In January 1985, the Company amended the Plan to add a leveraged ESOP for the benefit of persons eligible to participate in the PSIP. In July 1986, the PSIP purchased from the

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------


             Company 2,000,000 shares of Company common stock for $30,250,000, financed by a ten-year term loan from a bank, guaranteed by the Company. Additionally, in connection with a transaction involving subsidiaries of the Company completed on November 21, 1994 (the "PCS Transaction"), the ESOP purchased 1,087,754 additional shares in fiscal 1996. The Company extended the existing term of the outstanding loan balance from its original maturity in fiscal 1997 to 2005.

             ESOP II - In October 1987, the Company amended the Plan to provide for the purchase of shares of Company common stock by the ESOP. In conjunction with this amendment, the PSIP purchased from the Company 4,200,000 common shares of Company common stock in 1987 for $54,900,000, financed by a fifteen-year term loan from the Company. Additionally, during fiscal 1996, in connection with the PCS Transaction, the ESOP purchased 3,036,484 additional shares of Company common stock.

             ESOP III - In June 1989, the Company amended the Plan to add an additional leveraged ESOP to provide for the PSIP-PLUS allocation. Certain persons who are contributing at least 2% of their total compensation to the PSIP are eligible to participate in PSIP-PLUS. In June 1989, the Plan purchased from the Company 2,849,003 shares of McKesson Corporation Series B ESOP Convertible Preferred Stock ($43.875 stated value) for $125,000,000, financed by a twenty-year term loan from the Company. During fiscal 1995, in connection with the PCS Transaction, all shares of Series B ESOP Convertible Preferred Stock held by the Plan were converted into 5,440,914 shares of Company common stock. The ESOP purchased 6,259,080 additional shares of Company common stock in fiscal 1996.

          RETIREMENT SHARE PLAN ALLOCATION - Effective January 1, 1997, the Plan provides for a Retirement Share Plan Allocation. The Retirement Share Plan Allocation, at the Company's election, may be in cash or shares of Company common stock. The Retirement Share Plan Allocation formula allocates to each eligible participant a percentage of the participant's compensation. Such percentage depends on the participant's combined age and years of service, or Retirement Share Plan "points" as defined in the Plan document, as of March 31. Employees hired after December 31, 1999, are not eligible to participate in the Retirement Share Plan.

          CONTRIBUTIONS AND PARTICIPANTS' ACCOUNTS - Dividends on unallocated ESOP I and II shares of Company common stock, plus the Company's cash contributions to the ESOP, are used to pay the obligations under the ESOP I and II loans. For the ESOP III loan, dividends on all shares of Company common stock (allocated to PSIP-PLUS and unallocated) plus the Company's cash contributions to the ESOP III are used to pay the obligations under the loan. Under the terms of the loan agreements, the Company is required to make cash contributions to each ESOP to the extent that the dividends are not sufficient to service the debt. The cash contributions amounted to $15,604,705 and $13,230,825 for the years ended March 31, 2001 and 2000, respectively.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------


          The Company allocates shares to participants' accounts on the basis of compensation and basic contributions for the plan year. The Company common stock in the PSIP-PLUS is allocated to eligible participants' accounts on a per capita basis each year for a period of twenty years through fiscal 2010. Employees hired after December 31, 1999, are not eligible for the PSIP-PLUS.

          VESTING - Employees become vested in all PSIP allocations after five years of employment (20% annually over five years). Employees hired on or before December 31, 1996 become vested in PSIP matching contributions and PSIP-PLUS after three years of employment. Generally, 100% vesting is provided upon retirement, disability, death, termination of the Plan, or a substantial reduction in work force initiated by the Company. A rehired employee who has met certain levels of service prior to termination may be entitled to have forfeited interests in the PSIP reinstated. Each plan year, forfeited interests are used to reinstate previously forfeited amounts of rehired employees, and other plan expenses as appropriate. Forfeitures for the years ended March 31, 2001 and 2000 were $2,154,460 and $2,463,657.

          PAYMENT OF BENEFITS - Distributions are made only upon participant retirement, death (in which case, payment shall be made to the participants' beneficiary or, if none, his or her legal representatives), or other termination of employment with the Company. Distributions are made in cash or, if a participant elects, in the form of Company common shares plus cash for any fractional share.

          INVESTMENTS - The following ESOP information regarding the shares of McKesson Corporation common stock held is as of March 31 (in thousands):

                                                 2001                                       2000
                               ----------------------------------------   ----------------------------------------
                                NUMBER OF       COST        FAIR VALUE     NUMBER OF       COST        FAIR VALUE
                                 SHARES         BASIS        OF SHARES      SHARES         BASIS        OF SHARES
                               ----------   ------------   ------------   ----------   ------------   ------------
          Unallocated               8,522       $160,820       $227,970       10,987       $207,307       $230,732
          Allocated                 7,718        190,053        206,455        7,240        188,219        152,030
                               ----------   ------------   ------------   ----------   ------------   ------------

          Total                    16,240       $350,873       $434,425       18,227       $395,526       $382,762
                               ==========   ============   ============   ==========   ============   ============

The following is a reconciliation of the allocated and unallocated shares of the Company Stock Fund for the years ended (in thousands):

                                                                 2001                                       2000
                                                 -------------------------------------     --------------------------------------
                                                 ALLOCATED    UNALLOCATED      TOTAL       ALLOCATED    UNALLOCATED      TOTAL
                                                 ---------    -----------     --------     ---------    -----------    ----------
Net Assets (Beginning of Year)                    $174,699      $106,250      $280,949     $ 498,010     $ 668,855     $1,166,865
  Net Appreciation (Depreciation) at fair value     42,682        48,710        91,392      (300,525)     (563,843)      (864,368)
  Dividends and interest                             1,698         2,434         4,132         1,782         2,862          4,644
  Contributions
    Employer                                                      10,021        10,021                       6,226          6,226
    Participant                                                                                   49                           49
  Benefits Paid to Participants                    (46,579)                    (46,579)      (26,607)                     (26,607)
  Interest Expense                                                (7,410)       (7,410)                     (7,850)        (7,850)
  Administrative Expense                                (2)                         (2)         (109)                        (109)
  Transfers                                         20,654                      20,654         2,099                        2,099
                                                  --------      --------      --------     ---------     ---------     ----------
Net Assets (End of Year)                          $193,152      $160,005      $353,157     $ 174,699     $ 106,250     $  280,949
                                                  ========      ========      ========     =========     =========     ==========


     C.   COMPANY INVESTMENT FUND

          Effective January 1, 2001, the Company Investment Fund investment control became participant directed and is now included in the Master Trust.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------


2.   SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

     CASH EQUIVALENTS - The Plan considers all highly liquid debt instruments purchased with remaining maturities of less than three months to be cash equivalents.

     USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

     INVESTMENT VALUATION AND INCOME RECOGNITION - Investments are stated at fair value which is based on independent valuations or publicly quoted market prices, except for investments in the Stable Value Fund which are stated at contract value (or cost), plus accrued interest. Shares of registered investment companies are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. Shares of McKesson Corporation common stock are valued at quoted market prices on March 31, 2001 and March 31, 2000.

     Purchases and sales of securities are recorded on a trade-date basis. Realized gains and losses from security transactions are reported on the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the declaration date.

     A portion of the Plan's investments are in the Master Trust which was established for the investment of assets of the Plan and several other McKesson sponsored retirement plans. Each participating retirement plan has an undivided interest in the Master Trust.

     Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to March 31, 2001, but not yet paid as of that date.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------


3.   MCKESSON CORPORATION PROFIT-SHARING MASTER TRUST

     The assets of the Master Trust are held by Chase Manhattan Bank, N.A. Global Securities Services ("The Trustee"). Short-term investments included in the Master Trust earn interest at a current short-term market rate. At March 31, 2001 and 2000, the Plan's ownership interest in the Master Trust overall was 96.78% and 93.93%, respectively. Investment income and administrative expenses relating to the Master Trust are allocated to the individual plans based on daily balances invested in each plan. The Master Trust assets consisted of the following at March 31, 2001 and 2000 (in thousands):

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN


NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------

                                                                      2001                               2000
                                                           --------------------------         ---------------------------
                                                                             PLAN'S                              PLAN'S
                                                                            OWNERSHIP                           OWNERSHIP
                                                             AMOUNT             %               AMOUNT              %
                                                           ---------        ---------         ---------         ---------
Certus Stable Value Fund:
  Cash and cash equivalents                                $  13,438                          $  17,292
  Investment contracts                                        89,858                             80,101
  Accrued income                                                  59                                408
  Accrued liabilities                                         (1,189)
  Interfund balances                                                                                790
                                                           ---------                          ---------
           Total Certus Stable Value Fund                    102,166           92.87%            98,591           90.48%
Dodge & Cox Large Cap Value Fund
 (formerly Equity Income Fund)
  Cash and cash equivalents                                    2,604                              5,370
  Investments in stock                                        84,349                            101,910
  Accrued income                                                 218                                 44
  Accrued liabilities                                            (92)
  Interfund balances                                                                            (18,829)
  Contribution receivable                                                                         1,230
  Trade payables                                                                                 (1,181)
                                                           ---------                          ---------
           Total Dodge & Cox Large Cap Value Fund             87,079           92.49%            88,544           91.55%

Fidelity Magellan Fund investments                            50,100           99.90%

Putnam International Growth Fund Y
 (formerly Putnam Int'l. Equity Fund)
  Cash and cash equivalents                                       46
  Investments in equity securities                            12,811                             14,520
  Accrued income                                                   2
  Interfund balances                                                                                980
                                                           ---------                          ---------
           Total Putnam International Growth Fund Y           12,859           97.06%            15,500           98.15%
Putnam Investors Fund Y                                          115
  Cash and cash equivalents                                        1
                                                           ---------
           Total Putnam Investors Fund Y                         116          100.00%

State Street Balanced Fund:
  Cash and cash equivalents                                      (10)
  Investments                                                 30,003                             24,557
  Interfund balances                                                                                (44)
                                                           ---------                          ---------
           Total State Street Balanced Fund                   29,993           98.01%            24,513           98.32%
State Street Bond Index Fund investments                      21,136          100.00%

State Street S&P 500 Index Fund:
  Cash and cash equivalents                                       53
  Investments in stock                                       195,648                            152,062
  Interfund balances                                                                             17,132
                                                           ---------                          ---------
           Total State Street S&P 500 Index Fund             195,701           97.08%           169,194           95.34%

Wellington Small Cap Fund:
  Cash and cash equivalents                                      591
  Investments in stock                                        19,009                             18,001
  Accrued income                                                 161
  Accrued liabilities                                           (298)
  Interfund balances                                                                                968
                                                           ---------                          ---------
           Total Wellington Small Cap Fund                    19,463           96.92%            18,969           97.49%

Mutual Fund Window investments                               104,989          100.00%

McKesson Corporation Stock
  Cash and cash equivalents                                    1,668
  Investments in stock                                        31,361
  Accrued income                                                  77
                                                           ---------
           Total McKesson Corporation Stock                   33,106          100.00%
Cash and cash equivalents                                      2,208          100.00%
Participant Loans                                             11,630           96.26%            12,264          100.00%
                                                           ---------                          ---------
Total Master Trust Assets                                  $ 670,546           96.78%         $ 427,575           93.93%
                                                           =========                          =========

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------


     The Stable Value Fund contains benefit-responsive guaranteed investment contracts with several insurance companies carried at contract value plus accrued interest totaling $25,744,928 and $43,868,479 at March 31, 2001 and 2000, respectively. The guaranteed rates range from 5.24% to 7.72% and the contracts mature at various dates through September 2006. The Stable Value Fund also includes synthetic investment contracts which are benefit-responsive and are carried at contract value plus accrued interest totaling $64,153,634 and $39,177,808 at March 31, 2001 and 2000,
     respectively. Contract crediting rates ranged from 5.26% to 7.29% at March 31, 2001. There are no reserves against contract value for credit risk of the contract issuer or otherwise. Certain of the contracts contain limitations on contract value guarantees for liquidation other than to pay benefits. The contracts mature at various dates through April 2004. The Plan's investment guidelines require these contracts to be with companies rated AA- or better, with no more than 10% of the pool invested with one traditional Guaranteed Income Contract issuer and no more than 40% invested with any one synthetic wrap provider.

     The Master Trust's investment income for the years ended March 31, was as follows (in thousands):

                                                      2001                               2000
                                         -------------------------------    -------------------------------
                                         Net Appreciation                   Net Appreciation
                                          (Depreciation)     Dividends &     (Depreciation)     Dividends &
                                         in fair value of     Interest      in fair value of     Interest
                                          Investments        Income          Investments        Income
                                         ----------------    -----------    ----------------    -----------
     Certus Stable Value Fund                $    (20)         $ 5,795           $     -          $5,780

     Dodge & Cox Large Cap Value Fund          12,403            3,103            (7,414)          2,951

     Fidelity Magellan Fund                    (7,093)

     Putnam International Growth Fund Y        (4,000)              10             4,805               8

     Putnam Investors Fund Y                       (3)

     State Street Balanced Fund                (2,344)                             2,366

     State Street Bond Index Fund                 443

     State Street S&P 500 Index Fund          (42,456)                            22,600               8

     Wellington Small Cap Fund                 (1,798)             242             5,370             161

     Mutual Fund Window investments           (12,445)             295

     McKesson Corporation Stock               (10,845)             167

     Loans                                                         430                               883
                                             --------          -------           -------         -------
     Total                                   $(68,158)         $10,042           $27,727          $9,791
                                             ========          =======           =======         =======

     Effective January 1, 2001, the HBO Fund Group merged with the Master Trust.

4.   INVESTMENTS

     The recorded values of individual investments that represent 5% or more of the Plan's net assets at March 31, 2001 and 2000 were as follows (in thousands):

                                                    2001                2000
                                                  --------            --------
     Interest in Master Trust                     $648,978            $401,631
     Fidelity Magellan Fund                             --              65,006
     McKesson Corporation stock                    434,425             382,762
     S&P 500 Index II Fund                              --             131,419

5.   ESOP PROMISSORY NOTES PAYABLE

     The ESOP I(b) promissory note supporting the July 1986 stock purchase is payable to Wells Fargo Bank in increasing annual installments (ranging from 2% to 3% of original principal) over an 18-year term beginning in fiscal 1987 through fiscal 2005 (Note 1,B). The interest rate is the London Interbank Offered Rate ("LIBOR") plus .4%, with an option to the Plan to fix the LIBOR rate for a period ranging

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEARS ENDED MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------


     from 1 month to 1 year. On March 31, 2001, the interest rate was 5.9%, and the outstanding balance was $3,456,408 ($4,190,142 at March 31, 2000). The note is guaranteed by the Company, without recourse to the participants' accounts, and is collateralized by 490,612 unallocated shares of McKesson Corporation common stock remaining from 3,087,754 shares.

     The ESOP II promissory note is payable to the Company in increasing annual installments (ranging from 4% to 11% of original principal) over a fifteen-year term beginning in fiscal 1988 through fiscal 2003. The interest rate is 77.5% of the prime rate or 89.08% of LIBOR, with an option to the borrower to fix the LIBOR rate for a period ranging from 1 month to 1 year. On March 31, 2001, the interest rate was 4.53%, and the outstanding balance was $11,408,220 ($16,491,960 at March 31, 2000). This note is collateralized by 1,653,989 unallocated shares of McKesson Corporation common stock remaining from 7,236,484 shares.

     The ESOP promissory note supporting the ESOP III purchase is payable to the Company in increasing annual installments (ranging from 3% to 8% of original principal) plus interest at 8.6% over a twenty-year term beginning in fiscal 1990 through fiscal 2010. On March 31, 2001, the outstanding balance of the note was $66,133,526 ($71,240,925 at March 31, 2000). This note is collateralized by 5,739,745 unallocated shares of McKesson Corporation common stock remaining from 11,699,994 shares.

     Future minimum principal payments required on the ESOP notes are as follows (in thousands):

     2002                                              $11,823
     2003                                               12,802
     2004                                                7,465
     2005                                                8,102
     2006                                                7,781
     Thereafter                                         33,025
                                                       -------

     Total                                             $80,998
                                                       =======

6.   LINE OF CREDIT

     In 1998, the Plan obtained a $35 million line of credit with ABN AMRO Bank N.V. in order to refinance a portion of the principal payable under the ESOP loans. The line of credit was obtained in order to reduce the number of shares necessary to fund the employee benefits. The Plan released only the shares required to fund the annual ESOP benefits. The interest rate is the LIBOR rate multiplied by the applicable LIBOR adjustment. The loans mature on June 1, 2009. At March 31, 2001 and 2000, interest rates ranged from 4.50% to 4.73% and from 5.26% to 5.46% on the outstanding balance of $8,000,000, in both years. The loans are collateralized by 637,895 unallocated shares of McKesson Corporation common stock.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONCLUDED)
YEARS ENDED MARCH 31, 2001 AND 2000
--------------------------------------------------------------------------------

     The Internal Revenue Service ("IRS") has indicated it is currently unable to issue a ruling in regard to the refinancing agreement. If the IRS does not approve the refinancing, the Plan will release the shares and allocate them to participants as originally scheduled.

7.   TAX STATUS

     The IRS has determined and informed the Company by letter dated October 27, 1998, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been restated (effective April 1, 1999 and January 1, 2001) since receiving the determination letter. However, the Plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

     The plan sponsor has recently conducted an operational audit of the Plan and has determined that there may be certain prohibited transactions involving the Plan which must be corrected. The plan sponsor is in the process of reviewing these matters in an effort to determine the actual amounts involved. As soon as this review is completed, the plan sponsor will promptly take required corrective action. The matters under review include late deposit of 401(k) contributions and the payment of certain administrative expenses by the Plan. The plan sponsor does not believe that the amounts involved in any such matters are of a material nature in the aggregate.

8.   PLAN TERMINATION

     The Company's Board of Directors reserves the right to terminate the Plan. If termination should occur, all participants will immediately vest and each would receive a distribution equal to his or her vested account balance, and the unallocated common stock would be liquidated to repay the ESOP promissory notes payable. If the stock liquidation is insufficient to satisfy the notes payable, the Company would fund the difference.

9.   PENDING LITIGATION

     On November 24, 1999, an action entitled Chang v. McKesson HBOC, Inc. et al. (Case No. C-00-20030 RMW) ("Chang"), was filed in the U.S. District Court, Northern District of California. By order dated February 7, 2000, Chang was coordinated with the more than 50 related class actions pending in the United States District Court for the Northern District of California. On June 28, 2001, plaintiffs filed a First Amended Complaint naming as defendants, the Company, HBOC, certain current or former officers or directors of the Company or HBOC and the Chase Manhattan Bank. The Amended Complaint is purportedly brought on behalf of participants in the McKesson Corporation Profit Sharing Investment Plan and the former HBOC Profit Sharing and Savings Plan. Plaintiffs allege that defendants breached their fiduciary duties and violated sections of the Employee Retirement Income Security Act of 1974, causing damages to class members in connection with the decline in the Company's stock price following the April 28, 1999 announcement regarding accounting improprieties at HBOC. Plan management does not believe it is feasible to predict or determine the outcome or resolution of these proceedings.

                                     ******

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
MARCH 31, 2001 (in 000's)
--------------------------------------------------------------------------------

INVESTMENT                   COST BASIS      UNITS             FAIR VALUE
----------                   ----------      ------            ----------
McKesson Corporation
  Common Stock                $350,873       16,240              $434,425

Total

Note: In addition, McKesson Corporation common stock is held in the Master
      Trust and disclosed in the Form 5500.

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN


SCHEDULE OF REPORTABLE PLAN TRANSACTIONS
YEAR ENDED MARCH 31, 2000 (in 000's)
--------------------------------------------------------------------------------

                                   PURCHASES             SALES/DISPOSITIONS
                               -----------------      -------------------------          GAIN/
   IDENTITY OF ISSUE           NUMBER     AMOUNT      NUMBER          AMOUNT            (LOSS)
   -----------------           ------     ------      -------      ------------      ------------
SINGLE TRANSACTION
S&P 500 Index II Fund                                   376          $ 82,396          $ 38,846

MCKESSON CORPORATION
PROFIT-SHARING INVESTMENT PLAN

SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED MARCH 31, 2001
--------------------------------------------------------------------------------


     The plan sponsor has recently conducted an operational audit of the Plan and has determined that there may be certain prohibited transactions involving the Plan which must be corrected. The plan sponsor is in the process of reviewing these matters in an effort to determine the actual amounts involved. As soon as this review is completed, the plan sponsor will promptly take required corrective action. The matters under review include late deposit of 401(k) contributions and the payment of certain administrative expenses by the Plan. The plan sponsor does not believe that the amounts involved in any such matters are of a material nature in the aggregate.

                                   SIGNATURES
                                   ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                             McKesson Corporation Profit-Sharing Investment Plan


                             By: /s/   Paul E. Kirincic
                                 ---------------------------
                             Paul E. Kirincic
                             Senior Vice President
                             Human Resources


DATE: September 27, 2001